TSX, NYSE: AKG

ASANKO GOLD MINE CONSTRUCTION UPDATE

Highlights:

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Phase 1 construction 24% complete and on schedule for first gold in Q1 2016.

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Project spend on budget with US$170 million of the US$295 million capital cost committed.

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Mining contractor mobilized to site and pre-stripping of the main Nkran pit underway.

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Ball and SAG mill concrete foundations  poured prior to Christmas contractor shutdown

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Pit dewatering commenced in December with water levels reducing by approximately 2 metres

Vancouver, British Columbia, January 15, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to provide a construction update on its fully funded and permitted Phase 1 project of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana.  Phase 1 is will be a low cost, long life mine producing 190,000 ounces of gold per annum at steady state, with the first gold pour on track for Q1 2016.

Since the start of construction in August 2014, project construction is advancing on schedule with 24% of the overall project complete as at the end of December 2014. At this date procurement is 68% complete with total capital commitments amounting to US$170 million of the total capital budget of US$295 million. Plant earthworks are nearly complete at 89% and concrete civils are well underway, with 8% complete so far. The latest videos and photographs are available on the Company’s website, please visit: http://www.asanko.com/s/PhotoGallery.asp.

Peter Breese, President and CEO, commented: “Construction of Phase 1 of our flagship project, the Asanko Gold Mine, is proceeding according to schedule and on budget. The plant site is advancing rapidly, with all the key infrastructure foundations established.  The pre-mining work has also commenced, with the Nkran pre-stripping operations underway in advance of ore mining operations commencing in Q3 2015.

The next key milestone for the Company will be the publication of the feasibility study on Phase 2 at the end of Q1 2015, which is expected to demonstrate the value of developing the adjacent Esaase deposit and expanding production up to 400,000 ounces of gold per annum.”

Construction Update

With the project 24% complete as of the end of December 2014, the Project is on schedule for its first gold pour in Q1 2016.  Critical path schedule items continue to be installation of the two mills, tailings storage facility infrastructure and installation of the 30km long 161 kV power line to the project site.

Concrete pouring was progressed substantially during December and has resumed in January. Importantly, the SAG and ball mill bases were completed ahead of the Christmas construction break and the handover for the mill installation is on schedule.   Pouring the foundations of the Carbon-in-Leach (“CIL”) circuit bases and the pre-leach thickener bases have commenced and are on target to be finished by the end of Q2 2015.

Steel installation is expected to commence in early February with the contractor now mobilizing to site. The steel plate work for the CIL tanks was designed on a modular basis which will allow for simple erection on site. The CIL tanks have been fabricated and have been delivered to the site in preparation for site erection.

Earthworks for the run-of-mine tip wall, crusher and primary stockpile tunnel have been completed and handed over to the civil contractor. Progress on the preparation of the tailings storage facility is advancing according to schedule and laydown of the HDPE liner is expected to start in March 2015. The HDPE liner has been fabricated and is currently being shipped to site.

Construction of the contractor camp housing is complete and work on all the essential services; water, power and sewage is underway and due for completion by the end January 2015. There are now 503 contractors on site, with the full complement of 820 contractors expected by the end of Q3 2015.

Power for the Project will be supplied by a 30 kilometer long, 161 kV line which will be constructed along an existing power corridor.  Ground preparation is underway with 3km completed to-date.  The Company is in the process of negotiating a definitive power supply agreement, which is expected to be finalized by the end of Q1 2015.  Power will be sourced from the national grid with the power supplied from either the state owned power generation company or an independent power producer.

Mining

The main mineral resource for Phase 1 is the Nkran pit, located immediately adjacent to the plant site.

The pit requires 21.7 million tonnes of waste to be pre-stripped prior to commencing ore mining operations in Q4 2015.  Included in the pre-strip will be 423,000 tonnes of ore at a gold grade of 2.09 g/t which will be stockpiled ahead of plant commissioning.

The mining contract for the pre-stripping of the Nkran pit and the first year of operations was awarded in November 2014 to PW Ghana Ltd (“PW”), a subsidiary of PW Mining International Ltd of Accra, Ghana. PW mobilized to site during November and December 2014 and have commenced the first stages of pre-stripping.

De-watering of the Nkran pit commenced in December 2014 and is expected to take up to ten months to complete.  As at the end of the December the water level in the Nkran pit had already reduced by approximately 2 metres. The dewatering will continue throughout the year and will occur in parallel with pre-stripping operation and is proceeding on schedule.

Health and Safety

There have been no lost time accidents on site with 231 days of construction activity and 348,330 man-hours completed on the project to date. All Safety, Health and Environmental systems and procedures have been fully implemented on site.

Procurement

Procurement is 68% complete and proceeding on schedule with approximately US$170 million currently committed in orders and contracts and US$40 million already spent, as at December 31, 2014. Equipment and materials deliveries, none of which are on the project critical path, remain on schedule.  Importantly, with 2 thirds of the capital expenditures of the project now committed and the mining contract having been awarded (together a total of US$170 million), the Project is expected to be completed within the US$295 million capital expenditure budget.

The Company is fully funded to cash flow positive in Q2 2016 with approximately US$230 million in cash on-hand as at December 31, 2014 and undrawn project debt facilities of US$70 million plus a US$20 million cost-overrun facility for total available funding of approximately US$320 million.

Organizational Capability

In December 2014, the Company promoted Charles Amoah to General Manager - Asanko Gold Mine following the resignation of Jonathan Ebo Collins.  He was previously Manager – Processing. Charles is a Ghanaian national and a metallurgist with over 22 years of experience.  He has held a number of senior management positions in the Ghanaian gold mining industry, including General Manager of PMI Gold Corporation’s Obotan Project, as well as Acting General Manager and Metallurgical Manager of the Damang Mine, which is 90% owned by Goldfields. He holds a Certificate in Management Development and a Master’s degree in mineral processing.

Asanko has now filled the majority of the key operating positions at the Asanko Gold Mine in readiness for the commencement of ore mining operations and plant commissioning later this year.

Partial Relocation of Nkran Village

A portion of the Nkran village, consisting of 88 building structures, will be relocated ahead of commencing ore mining operations. The Resettlement Action Plan (“RAP”) report for the partial resettlement has been completed and submitted to the Environmental Protection Agency (“EPA”) for review.

The site for the relocation has been selected by the Relocation Negotiation Committee and has been approved by the Ghanaian Lands Commission. Site preparation for the resettlement site was completed in December 2014. The moulding of sandcrete blocks began in December 2014 and construction is due to commence in February 2015. The partial relocation is expected to be completed by the end of Q3 2015.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Phase 1 is fully financed, permitted and under construction.  First gold is expected in Q1 2016, with steady state production of 190,000 ounces per annum in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).